ZARGON
ENERGY TRUST

05013148

December 2, 2005

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

Dear Sir or Madame:

Re: Zargon Energy Trust
File No. 82-34907
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 194, as amended, enclosed is a copy of the Company's news release dated November 30, 2005. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
ZARGON ENERGY TRUST

B.C. Heagy
Vice President Finance & CFO

BCH/th

Encl.

C:\CORPORATE 2002\Zargon Miscellaneous Information\Investor Relations\Securities and Exchange Commission\Securities and Exchange Commission Nov 30, 2005.doc

FILE 82-34907

FOR IMMEDIATE RELEASE: November 30, 2005

TSX SYMBOL: ZAR.UN; ZOG.B

ZARGON ENERGY TRUST ANNOUNCES SUPPLEMENTAL CASH DISTRIBUTION OF $0.50 PER TRUST UNIT

CALGARY, ALBERTA – Zargon Energy Trust ("Zargon") is pleased to announce that a supplemental cash distribution in the amount of Cdn. $0.50 per trust unit will be paid on January 16, 2006 to unitholders of record on December 31, 2005. The ex-distribution date is December 28, 2005. This supplemental distribution is over and above the Trust's ongoing monthly distribution.

This supplemental distribution is made in recognition of the high commodity prices realized during 2005 and Zargon's commitment to maintain a stable production base through internal exploration, exploitation and development while distributing over the long term an average of 50 percent of its cash flow attributed to unitholders.

In the future, Zargon will be reviewing on a semi-annual basis the granting of further supplemental distributions based on the commodity price environment, tax position and funding requirements for Zargon's exploration and development capital program.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange and there are currently 16.310 million trust units (ZAR.UN) and 2.413 million exchangeable shares (ZOG.B) outstanding. After giving effect to the conversion privilege of the exchangeable shares and the November 15, 2005 revised exchange ratio there would be a total of 18.939 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Vice President, Finance and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca

ZARGON
ENERGY TRUST

December 2, 2005

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

Dear Sir or Madame:

Re: Zargon Energy Trust
File No. 82-34907
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 194, as amended, enclosed is a copy of the Company's news release dated December 2, 2005. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
ZARGON ENERGY TRUST

BC Heagy

B.C. Heagy
Vice President Finance & CFO

BCH/th

Encl.

C:\CORPORATE 2002\Zargon Miscellaneous Information\Investor Relations\Securities and Exchange Commission\Securities and Exchange Commission Nov 30, 2005.doc

FILE 82-34907

FOR IMMEDIATE RELEASE: December 2, 2005

TSX SYMBOLS: ZAR.UN; ZOG.B

ZARGON ENERGY TRUST ANNOUNCES INCREASE TO EXCHANGEABLE SHARE RATIO

CALGARY, ALBERTA-- Zargon Energy Trust ("Zargon") is pleased to announce the increase to the Exchange Ratio of the exchangeable shares of Zargon Oil & Gas Ltd. from 1.08981 to 1.09629. This increase will be effective on December 15, 2005.

The following are the details of the calculation of the Exchange Ratio:

Record Date of Zargon's Distribution	Opening Exchange Ratio	Zargon's Distribution per Unit	Five day Weighted Average Trading Price of Zargon's Units	Increase in Exchange Ratio [1]	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
November 30, 2005	1.08981	$0.18	$30.27179	0.00648	December 15, 2005	1.09629

[1] The increase in the Exchange Ratio is calculated by multiplying Zargon's distribution per unit by the Exchange Ratio immediately prior to the distribution record date and dividing by the five day weighted average trading price of Zargon's units.

A holder of exchangeable shares can exchange all or a portion of their holdings into Zargon Energy Trust Units, at any time, by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office at Suite 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange and there are currently 16.310 million trust units (ZAR.UN) and 2.413 million exchangeable shares (ZOG.B) outstanding. After giving effect to the conversion privilege of the exchangeable shares and the December 15, 2005 revised exchange ratio there would be a total of 18.955 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Vice President, Finance and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca